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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

XA, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
87162D 10 2
(CUSIP Number)
Frank Goldstin
Hudson Home Inc.
2825 N. Southport Avenue
Chicago, Illinois 60657
with a copy to:
Brian T. May
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606
(312) 782-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 2, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	872364Y108

1	NAMES OF REPORTING PERSONS: Frank Goldstin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		308,282

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

308,282

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

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Item 1. Security and Issuer.
     This Amendment No. 2 hereby amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 8, 2003, as amended by Amendment No. 1 to Schedule 13D originally filed with the Securities and Exchange Commission on August 10, 2004, Amendment No. 2 to Schedule 13D originally filed with the Securities and Exchange Commission on June 2, 2006 and Amendment No. 3 to Schedule 13D originally filed with the Securities and Exchange Commission on January 31, 2007 (the “Original Statement” and, as it may be amended hereby from time to time hereafter, the “Statement”), by Frank Goldstin with respect to the Common Stock, $0.001 par value (the “Common Stock”), of XA, Inc., a Nevada corporation (the “Issuer”). Unless otherwise indicated herein, terms used but not defined in this Amendment No. 2 shall have the respective meanings herein as are given to such terms in the Statement. The principal executive offices of the Issuer are located at 875 North Michigan Avenue, Suite 2626, Chicago, Illinois 60611.
Item 5. Interest in Securities of the Issuer
(a) Frank Goldstin beneficially owns 308,282 shares of Common Stock, $0.001 par value, of the Issuer. The shares of Common Stock beneficially owned by Mr. Goldstin constitute approximately 7.8% of the total number of shares of Common Stock of the Issuer, based upon 3,952,250 shares of Common Stock outstanding as of May 11, 2007.
(b) Mr. Goldstin has the sole power to vote or to direct the vote of no shares of Common Stock, and the sole power to dispose of 308,282 shares of Common Stock.
(c) Mr. Goldstin sold 500,000 shares of Common Stock for $0.30 per share on August 2, 2007 in private sales as disclosed on a Form 4, Statement of Changes in Beneficial Ownership, filed with the Securities and Exchange Commission on August 6, 2007.
(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Goldstin.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Statement is hereby amended by adding the following paragraph:
     In connection with the sale of Common Stock described in Item 5 of this Statement, Mr. Goldstin and the Issuer entered into an agreement whereby Mr. Goldstin has agreed that he will not publicly sell, or offer for sale, any additional shares of Common Stock owned by him, without the prior consent of the Issuer, prior to August 29, 2007. Mr. Goldstin further agreed that he will not publicly sell, or offer to sell, any additional shares of Common Stock owned by him at a price of less than $0.30 per share, without the prior written consent of the Issuer, for a period of ninety days after such date (i.e., prior to November 27, 2007).

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: August 16, 2007

/s/ Frank Goldstin
Frank Goldstin, individually

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